Exhibit 99.3

WHEATON
PRECIOUS METALS

GOLD
GOLD

Second Quarter Report 2026

Interim Financial Statements

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2026	2025	2026	2025

Sales	6	$929,201	$503,218	$1,830,670	$973,629

Cost of sales

Cost of sales, excluding depletion		$118,843	$75,169	$244,086	$149,805

Depletion		122,502	75,002	199,354	151,695

Total cost of sales		$241,345	$150,171	$443,440	$301,500

Gross margin		$687,856	$353,047	$1,387,230	$672,129

General and administrative	7	11,327	11,022	24,299	24,547

Share based compensation	8	4,806	9,962	14,918	22,143

Donations and community investments	9	4,665	2,368	6,162	5,060

Earnings from operations		$667,058	$329,695	$1,341,851	$620,379

Other income (expense)	10	9,071	9,736	26,807	17,256

Earnings before finance costs and income taxes		$676,129	$339,431	$1,368,658	$637,635

Finance costs	16. 4	31,097	1,427	32,502	2,868

Earnings before income taxes		$645,032	$338,004	$1,336,156	$634,767

Income tax expense	22	101,796	45,734	210,876	88,513

Net earnings		$543,236	$292,270	$1,125,280	$546,254

Basic earnings per share		$1.196	$0.644	$2.478	$1.204

Diluted earnings per share		$1.194	$0.643	$2.473	$1.202

Weighted average number of shares outstanding

Basic	20	454,133	453,889	454,089	453,791

Diluted	20	454,991	454,663	454,973	454,550
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	Note	2026	2025	2026	2025

Net earnings		$543,236	$292,270	$1,125,280	$546,254

Other comprehensive income
Items that will not be reclassified to net earnings

(Loss) gain on LTIs¹ - common shares held	15	$(17,090)	$40,520	$46,373	$66,681

Income tax (expense) recovery related to LTIs		2,307	(3,945)	(6,260)	(6,295)

Total other comprehensive (loss) income		$(14,783)	$36,575	$40,113	$60,386

Total comprehensive income		$528,453	$328,845	$1,165,393	$606,640

1)	LTIs = long-term equity investments – common shares held.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [3]

Condensed Interim Consolidated Balance Sheets

(US dollars in thousands - unaudited)	Note	As at June 30 2026	As at December 31 2025

Assets

Current assets

Cash and cash equivalents	21	$100,192	$1,153,593

Accounts receivable	11	26,056	46,723

Other		3,916	3,853

Total current assets		$130,164	$1,204,169

Non-current assets

Mineral stream interests	12	$11,731,206	$7,397,149

Early deposit mineral stream interests	13	47,097	47,094

Mineral royalty interests	14	67,495	40,421

Long-term equity investments	15	147,619	410,495

Property, plant and equipment		9,552	9,926

Other	23	28,053	16,527

Total non-current assets		$12,031,022	$7,921,612

Total assets		$12,161,186	$9,125,781

Liabilities

Current liabilities

Accounts payable and accrued liabilities		$15,753	$22,557

Income taxes payable	22	247,780	109,951

Current portion of performance share units	19.1	15,186	21,604

Current portion of lease liabilities	16. 3	586	575

Total current liabilities		$279,305	$154,687

Non-current liabilities

Bank debt	16	$1,969,282	$-

Performance share units	19.1	1,387	13,215

Lease liabilities	16. 3	6,882	7,330

Income taxes payable - non-current	22	186,599	252,271

Deferred income taxes	22	23,187	1,794

Pension liability		4,099	5,976

Total non-current liabilities		$2,191,436	$280,586

Total liabilities		$2,470,741	$435,273

Shareholders’ equity

Issued capital	17	$3,825,005	$3,814,910

Reserves	18	86,534	176,911

Retained earnings		5,778,906	4,698,687

Total shareholders’ equity		$9,690,445	$8,690,508

Total liabilities and shareholders’ equity		$12,161,186	$9,125,781
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

(US dollars in thousands - unaudited)	Note	2026	2025	2026	2025

Operating activities

Net earnings		$543,236	$292,270	$1,125,280	$546,254

Adjustments for

Depreciation and depletion		122,808	75,322	200,091	152,316

Equity settled share based compensation	8	1,743	1,809	3,390	3,234

Performance share units - expense	19.1	3,063	8,153	11,528	18,909

Performance share units - paid	19.1	-	-	(29,257)	(17,209)

Income tax expense	22	101,796	45,734	210,876	88,513

Investment income recognized in net earnings		(2,655)	(8,742)	(15,671)	(17,789)

Other		24,560	164	22,167	3,171

Change in non-cash working capital	21	(8,868)	(6,709)	9,908	(14,450)

Cash generated from operations before income taxes and interest		$785,683	$408,001	$1,538,312	$762,949

Income taxes paid		(109,262)	(948)	(109,444)	(3,182)

Interest paid		(29,783)	(87)	(29,886)	(178)

Interest received		2,880	7,993	16,358	16,163

Cash generated from operating activities		$649,518	$414,959	$1,415,340	$775,752

Financing activities

Bank debt repaid	16	$(728,000)	$-	$(728,000)	$-

Bank debt drawn	16	2,700,000	-	2,700,000	-

Debt issue costs	16	(2,073)	(862)	(5,118)	(862)

Share purchase options exercised	18.1	807	1,967	1,546	4,473

Lease payments		(124)	(89)	(283)	(211)

Dividends paid	17.2	(171,292)	(147,939)	(171,292)	(147,939)

Cash (used for) generated from financing activities		$1,799,318	$(146,923)	$1,796,853	$(144,539)

Investing activities

Mineral stream interests	12	$(4,474,029)	$(347,951)	$(4,535,183)	$(443,691)

Early deposit mineral stream interests	13	-	-	(3)	-

Mineral royalty interests	14	(27,074)	-	(27,074)	-

Acquisition of long-term investments	15	-	-	(14,608)	(3)

Proceeds on disposal of long-term investments	15	-	-	323,421	-

Dividends received		-	287	-	526

Other		(10,272)	(231)	(6,832)	(491)

Cash used for investing activities		$(4,511,375)	$(347,895)	$(4,260,279)	$(443,659)

Effect of exchange rate changes on cash and cash equivalents		$(1,774)	$163	$(5,315)	$165

(Decrease) increase in cash and cash equivalents		$(2,064,313)	$(79,696)	$(1,053,401)	$187,719

Cash and cash equivalents, beginning of period		2,164,505	1,085,581	1,153,593	818,166

Cash and cash equivalents, end of period	21	$100,192	$1,005,885	$100,192	$1,005,885
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Condensed Interim Consolidated Statements of Shareholders’ Equity

	Number of Shares (000’s)	Issued Capital	Reserves				Retained Earnings	Total
(US dollars in thousands - unaudited)			Share Purchase Options Reserve	Restricted Share Units Reserve	LTI 1 Revaluation Reserve (Net of Tax)	Total Reserves

At January 1, 2025	453,677	$3,798,108	$23,361	$8,859	$(95,723)	$(63,503)	$3,524,774	$7,259,379

Total comprehensive income		-	-	-	23,810	23,810	253,984	277,794

SBC 1 expense		-	579	846	-	1,425	-	1,425

Options 1 exercised	62	2,965	(541)	-	-	(541)	-	2,424

RSUs 1 released	69	3,095	-	(3,095)	-	(3,095)	-	-

Dividends (Note 17.2)		-	-	-	-	-	(74,880)	(74,880)

At March 31, 2025	453,808	$3,804,168	$23,399	$6,610	$(71,913)	$(41,904)	$3,703,878	$7,466,142

Total comprehensive income		-	-	-	36,575	36,575	292,270	328,845

SBC 1 expense		-	711	1,098	-	1,809	-	1,809

Options 1 exercised	50	2,444	(477)	-	-	(477)	-	1,967

RSUs 1 released	73	1,657	-	(1,657)	-	(1,657)	-	-

Dividends (Note 17.2)	23	1,842	-	-	-	-	(74,899)	(73,057)

At June 30, 2025	453,954	$3,810,111	$23,633	$6,051	$(35,338)	$(5,654)	$3,921,249	$7,725,706

Total comprehensive income		-	-	-	179,939	179,939	925,466	1,105,405

Income tax recovery (expense)		-	-	-	-	-	1,788	1,788

SBC 1 expense		-	1,363	1,878	-	3,241	-	3,241

Options 1 exercised	66	3,413	(615)	-	-	(615)	-	2,798

Dividends	14	1,386	-	-	-	-	(149,816)	(148,430)

At December 31, 2025	454,034	$3,814,910	$24,381	$7,929	$144,601	$176,911	$4,698,687	$8,690,508

Total comprehensive income		-	-	-	54,896	54,896	582,044	636,940

Income tax recovery (expense)		-	-	-	-	-	1,993	1,993

SBC 1 expense		-	700	947	-	1,647	-	1,647

Options 1 exercised	17	909	(170)	-	-	(170)	-	739

RSUs 1 released	46	2,360	-	(2,360)	-	(2,360)	-	-

Dividends ( Note 17.2)		-	-	-	-	-	(88,549)	(88,549)

Realized gain on disposal of LTIs ¹ (Note 18.3)		-	-	-	(131,144)	(131,144)	131,144	-

At March 31, 2026	454,097	$3,818,179	$24,911	$6,516	$68,353	$99,780	$5,325,319	$9,243,278

Total comprehensive income		-	-	-	(14,783)	(14,783)	543,236	528,453

Income tax recovery (expense)	-	-	-	-	-	-	(1,093)	(1,093)

SBC 1 expense		-	729	1,014	-	1,743	-	1,743

Options 1 exercised	17	994	(187)	-	-	(187)	-	807

RSUs 1 released	1	19	-	(19)	-	(19)	-	-

Dividends (Note 17.2)	45	5,813	-	-	-	-	(88,556)	(82,743)

At June 30, 2026	454,160	$3,825,005	$25,453	$7,511	$53,570	$86,534	$5,778,906	$9,690,445
1)	Definitions as follows: “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “LTI’s” = Long-Term Investments - Common Shares Held.
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [6]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

1.	Description of Business and Nature of Operations
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. Wheaton Precious Metals Corp. (“Wheaton” or the “Company”), which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3500—1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3. The Company trades on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”) under the symbol WPM.
As of June 30, 2026, the Company has entered into 45
long-term agreements with 38 mining companies, comprised of 35 precious metal purchase agreements, or “PMPAs”,

three
ea
rly deposit PMPAs and

seven
royalty agreements. These agreements relate to precious metals and cobalt from

57
mining assets located in

19
countries, including 22 operating mines,

20
development stage
projects, and

15
exploration stage projects (including three in care and maintenance). Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is either a fixed price or fixed percentage of the market price by contract, generally at or below the prevailing market price.
The condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2026 (“Interim Financial Statements”) were authorized for issue as of August 6, 2026 in accordance with a resolution of the Board of Directors.

2.	Basis of Presentation and Statement of Compliance
These Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The Interim Financial Statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.
These Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these Interim Financial Statements are based on IFRS Accounting Standards as issued by the IASB (“IFRS”) and have been prepared using the same accounting policies and methods of application as disclosed in Note 3 to the audited consolidated financial statements for the year ended December 31, 2025 and were consistently applied to all the periods presented unless otherwise stated below. These Interim Financial Statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.
The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.
In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at June 30, 2026 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Material Accounting Policy Information

3.1.	Future Changes to Accounting Policies
The International Accounting Standards Board has issued the following new or amended standards:
IFRS 18 - Presentation and Disclosure in Financial Statements.
In April 2024, IFRS 18 Presentation and Disclosure in Financial Statements was issued. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. There were also minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

IFRS 18 requires retrospective application with specific transition provisions. The Company is required to apply IFRS 18 for annual reporting
periods beginning on or after January 1, 2027 with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

4.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments
The preparation of the Company’s Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.
Information about significant areas of estimation uncertainty and judgments made by management in preparing the Interim Financial Statements are unchanged from those disclosed in Note 4 to the audited consolidated financial statements for the year ended December 31, 2025.

5.	Financial Instruments
There have been no significant changes to the Company’s financial instruments and related risks since December 31, 2025. Refer to Note 5 to the audited consolidated financial statements for the year ended December 31, 2025 for more information.

5.1.	Fair Value Estimation
The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).
Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs which are supported by little or no
market activity.
The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		June 30, 2026

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$100,192	$100,192	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	17,867	-	17,867	-

Long-term investments - common shares held	15	144,789	144,789	-	-

Long-term investments - warrants held	15	2,830	-	2,830	-
		$265,678	$244,981	$20,697	$-

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

		December 31, 2025

(in thousands)	Note	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	21	$1,153,593	$1,153,593	$-	$-

Trade receivables from provisional concentrate sales, net of fair value adjustment	11	41,545	-	41,545	-

Long-term investments - common shares held	15	407,230	407,230	-	-

Long-term investments -warrants held	15	3,265	-	3,265	-

		$1,605,633	$1,560,823	$44,810	$-
The Company’s bank debt (Notes 16.1 and 16.2) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.
5.1. Valuation Techniques for Level 2 Assets
Accounts Receivable Arising from Sales of Metal Concentrates
The Company’s trade receivables from provisional concentrate sales are valued based on forward price of silver to the expected date of final settlement (Note 6). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.
Long-Term Investments in Warrants Held
The fair value of the Company’s long-term investments in warrants held that are not traded in an active market are determined using a Black-Scholes model based on assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the
Company’s
results.

6.	Revenue

	Three Months Ended June 30				Six Months Ended June 30

(in thousands)	2026		2025		2026		2025

Sales

Gold credit sales	$427,785	46%	$328,354	65%	$888,823	49%	$648,049	66%
Silver

Silver credit sales	$404,758	44%	$139,949	28%	$735,817	40%	$262,249	27%

Concentrate sales	74,000	8%	25,790	5%	169,711	9%	48,428	5%

Total silver sales	$478,758	52%	$165,739	33%	$905,528	49%	$310,677	32%

Palladium credit sales	$2,957	0%	$2,564	1%	$7,866	0%	$4,936	1%

Cobalt sales	$19,701	2%	$6,561	1%	$28,453	2%	$9,967	1%

Total sales revenue	$929,201	100%	$503,218	100%	$1,830,670	100%	$973,629	100%
Gold, Silver and Palladium Credit Sales
Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.
Concentrate Sales
Under certain PMPAs, silver is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires precious metal in concentrate form, final precious metal prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for precious metal. The contracts, in general, provide for a provisional

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

payment based upon provisional assays and quoted gold and silver prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of precious metal ounces recovered calculated using confirmed smelter weights and settlement assays. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the customer, which is also the date that control of the precious metal is transferred to the customer. The Company has concluded that the adjustments relating to the final assay results for the quantity of concentrate sold are not significant and do not constrain the recognition of revenue.
Cobalt Sales
The Company has entered into an offtake agreement under which all cobalt is sold to a third-party offtaker. Revenue from the cobalt sale is recognized at the time of the delivery, which is also the date that control of the cobalt is transferred to the offtaker
.

7.	General and Administrative

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2026	2025	2026	2025

Salaries and benefits	$5,413	$5,631	$12,055	$13,442

Depreciation	306	320	737	620

Professional fees, audit and regulatory	2,317	2,648	4,386	4,499

Business travel	483	398	1,166	983

Business taxes	131	260	998	882

Insurance	522	492	1,013	985

Other	2,155	1,273	3,944	3,136

Total general and administrative	$11,327	$11,022	$24,299	$24,547

8.	Share Based Compensation

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2026	2025	2026	2025

Equity settled share based compensation 1

Share purchase options	18.1	$729	$711	$1,429	$1,290

Restricted share units	18.2	1,014	1,098	1,961	1,944

Cash settled share based compensation

Performance share units	19.1	$3,063	$8,153	$11,528	$18,909

Total share based compensation		$4,806	$9,962	$14,918	$22,143

1)	Equity settled share based compensation is a non-cash expense.

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

9.	Donations and Community Investments

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2026	2025	2026	2025

Local donations and community investments 1	$2,343	$793	$3,100	$1,625

Partner donations and community investments 2	1,153	1,551	1,815	2,308

Environmental and innovation investments 3	1,169	24	1,247	1,127

Total donations and community investments	$4,665	$2,368	$6,162	$5,060

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners’ operations.
3)	Includes the Company’s funding of initiatives that seek to reduce environmental impacts and support innovation and efficiency in mining, including costs associated with the Future of Mining Challenge.

10.	Other Income (Expense)

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2026	2025	2026	2025

Interest income	$2,655	$8,455	$15,671	$17,263

Dividend income	-	287	-	526

Foreign exchange gain (loss)	5,601	(1,379)	8,241	(1,532)

Gain (loss) on fair value adjustment of share purchase warrants held	492	2,134	(436)	2,757

Other	323	239	3,331	(1,758)

Total other income (expense)	$9,071	$9,736	$26,807	$17,256

11.	Accounts Receivable

(in thousands)	Note	June 30 2026	December 31 2025

Trade receivables from provisional concentrate sales, net of fair value adjustment	6	$17,867	$41,545

Trade receivables from sales of cobalt	6	7,200	3,472

Other accounts receivable		989	1,706

Total accounts receivable		$26,056	$46,723

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Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

12.	Mineral Stream Interests

	Six Months Ended June 30, 2026

	Cost				Accumulated Depletion & Impairment 1

(in thousands)	Balance Jan 1, 2026	Additions	Disposal 4,5	Balance Jun 30, 2026	Balance Jan 1, 2026	Depletion	Disposal 4,5	Balance Jun 30, 2026	Carrying Amount Jun 30, 2026

Gold interests

Salobo	$3,573,911	$-	$-	$3,573,911	$(953,201)	$(52,045)	$-	$(1,005,246)	$2,568,665

Sudbury 2	623,864	-	-	623,864	(405,370)	(12,427)	-	(417,797)	206,067

Constancia	140,058	-	-	140,058	(87,774)	(4,696)	-	(92,470)	47,588

San Dimas	220,429	-	-	220,429	(95,211)	(5,847)	-	(101,058)	119,371

Stillwater 3	239,352	-	-	239,352	(35,150)	(1,522)	-	(36,672)	202,680

Blackwater	340,231	-	-	340,231	(9,183)	(6,764)	-	(15,947)	324,284

Platreef	275,702	-	-	275,702	-	-	-	-	275,702

Other 4	1,513,278	219,192	(19,360)	1,713,110	(56,146)	(14,319)	19,360	(51,105)	1,662,005

	$6,926,825	$219,192	$(19,360)	$7,126,657	$(1,642,035)	$(97,620)	$19,360	$(1,720,295)	$5,406,362

Silver interests

Peñasquito	$524,626	$-	$-	524,626	$(317,760)	$(21,210)	$-	$(338,970)	$185,656

Antamina	900,343	4,300,568	-	5,200,911	(441,260)	(51,322)	-	(492,582)	4,708,329

Constancia	302,948	-	-	302,948	(151,545)	(7,242)	-	(158,787)	144,161

Blackwater	170,947	-	-	170,947	(3,445)	(1,980)	-	(5,425)	165,522

Other 5	1,168,469	13,651	(3,048)	1,179,072	(611,582)	(8,388)	3,048	(616,922)	562,150

	$3,067,333	$4,314,219	$(3,048)	$7,378,504	$(1,525,592)	$(90,142)	$3,048	$(1,612,686)	$5,765,818

Palladium interests

Stillwater 3	$263,721	$-	$-	$263,721	$(54,829)	$(2,448)	-	$(57,277)	$206,444

Platreef	78,814	-	-	78,814	-	-	-	-	78,814

	$342,535	$-	$-	$342,535	$(54,829)	$(2,448)	$-	$(57,277)	$285,258

Platinum interests

Marathon	$9,451	$-	$-	$9,451	$-	$-	-	$-	$9,451

Platreef	57,584	-	-	57,584	-	-	-	-	57,584

	$67,035	$-	$-	$67,035	$-	$-	$-	$-	$67,035

Cobalt interests

Voisey’s Bay	$393,422	$-	$-	$393,422	$(177,545)	$(9,144)	-	$(186,689)	$206,733

	$10,797,150	$4,533,411	$(22,408)	$15,308,153	$(3,400,001)	$(199,354)	$22,408	$(3,576,947)	$11,731,206

1)	Includes cumulative impairment charges to June 30, 2026 as follows: El Alto silver interest - $ 338 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $109 million.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests. The additions to other gold interests include Koné - $156 million, Spring Valley - $50 million, Marmato - $37 million and Jervois - $6 million; less a repayment relative to Santo Domingo - $
30
 million to be
re-advanced
at a later date. The fully depleted Minto PMPA was removed from the Mineral Stream Interests owned due to Minto Metals Corp. being placed in receivership.

5)
Comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto, Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests. The additions to other silver interests include Jervois - $10 million and Marmato - $3 million. The fully depleted Minto PMPA was removed from the Mineral Stream Interests owned due to Minto Metals Corp. being placed in receivership.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [12]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

	Year Ended December 31, 2025

	Cost				Accumulated Depletion & Impairment 1			Carrying Amount Dec 31, 2025
(in thousands)	Balance Jan 1, 2025	Additions	Disposal 6	Balance Dec 31, 2025	Balance Jan 1, 2025	Depletion	Balance Dec 31, 2025

Gold interests

Salobo	$3,429,911	$144,000	$-	$3,573,911	$(834,426)	$(118,775)	$(953,201)	$2,620,710

Sudbury 2	623,864	-	-	623,864	(382,313)	(23,057)	(405,370)	218,494

Constancia	140,058	-	-	140,058	(75,732)	(12,042)	(87,774)	52,284

San Dimas	220,429	-	-	220,429	(83,948)	(11,263)	(95,211)	125,218

Stillwater 3	239,352	-	-	239,352	(31,892)	(3,258)	(35,150)	204,202

Blackwater	340,231	-	-	340,231	-	(9,183)	(9,183)	331,048

Platreef	275,702	-	-	275,702	-	-	-	275,702

Other 4	419,174	1,110,110	(16,006)	1,513,278	(53,791)	(2,355)	(56,146)	1,457,132

	$5,688,721	$1,254,110	$(16,006)	$6,926,825	$(1,462,102)	$(179,933)	$(1,642,035)	$5,284,790

Silver interests

Peñasquito	$524,626	$-	$-	$524,626	$(280,161)	$(37,599)	$(317,760)	$206,866

Antamina	900,343	-	-	900,343	(409,572)	(31,688)	(441,260)	459,083

Constancia	302,948	-	-	302,948	(137,570)	(13,975)	(151,545)	151,403

Blackwater	140,908	30,039	-	170,947	-	(3,445)	(3,445)	167,502

Other 5	1,115,154	53,315	-	1,168,469	(593,432)	(18,150)	(611,582)	556,887

	$2,983,979	$83,354	$-	$3,067,333	$(1,420,735)	$(104,857)	$(1,525,592)	$1,541,741

Palladium interests

Stillwater 3	$263,721	$-	$-	$263,721	$(50,542)	$(4,287)	$(54,829)	$208,892

Platreef	78,814	-	-	78,814	-	-	-	78,814

	$342,535	$-	$-	$342,535	$(50,542)	$(4,287)	$(54,829)	$287,706

Platinum interests

Marathon	$9,451	$-	$-	$9,451	$-	$-	$-	$9,451

Platreef	57,584	-	-	57,584	-	-	-	57,584

	$67,035	$-	$-	$67,035	$-	$-	$-	$67,035

Cobalt interests

Voisey’s Bay	$393,422	$-	$-	$393,422	$(162,733)	$(14,812)	$(177,545)	$215,877

	$9,475,692	$1,337,464	$(16,006)	$10,797,150	$(3,096,112)	$(303,889)	$(3,400,001)	$7,397,149

1)	Includes cumulative impairment charges to December 31, 2025 as follows: El Alto silver interest - $338 million; Sudbury gold interest - $120 million; and Voisey’s Bay cobalt interest - $109 milli on.
2)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
Comprised of the Minto, Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley and Hemlo gold interests. The additions to other gold interests include
Koné
- $469 million, Hemlo - $300 million, Kurmuk - $131 million, Fenix - $125 million, Spring Valley - $50 million, El Domo - $32 million, Cangrejos - $3 million and Kudz Ze Kayah - $1 million.

5)
Comprised of Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Minto, Aljustrel, Loma de La Plata, El Alto, Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park and Kudz Ze Kayah silver interests. The additions to other silver interests include Mineral Park - $40 million, El Domo - $12 million and Kudz Ze Kayah - $1 million.

6)	During Q3 2025, in connection with its acquisition of Lumina Gold Corp., CMOC exercised its 33% buy-back option under the Cangrejos PMPA.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [13]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a unit-of-production
basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable
until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	June 30, 2026			December 31, 2025

(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total

Gold interests

Salobo	$2,242,490	$326,175	$2,568,665	$2,294,535	$326,175	$2,620,710

Sudbury 1	168,974	37,093	206,067	181,401	37,093	218,494

Constancia	44,064	3,524	47,588	48,761	3,523	52,284

San Dimas	40,594	78,777	119,371	46,440	78,778	125,218

Stillwater 2	183,046	19,634	202,680	184,568	19,634	204,202

Blackwater	311,175	13,109	324,284	317,940	13,108	331,048

Platreef	-	275,702	275,702	-	275,702	275,702

Other 3	435,810	1,226,195	1,662,005	92,269	1,364,863	1,457,132

	$3,426,153	$1,980,209	$5,406,362	$3,165,914	$2,118,876	$5,284,790

Silver interests

Peñasquito	$185,656	$-	$185,656	$206,866	$-	$206,866

Antamina	2,341,942	2,366,387	4,708,329	213,280	245,803	459,083

Constancia	137,788	6,373	144,161	145,029	6,374	151,403

Blackwater	165,522	-	165,522	167,502	-	167,502

Other 4	201,815	360,335	562,150	210,203	346,684	556,887

	$3,032,723	$2,733,095	$5,765,818	$942,880	$598,861	$1,541,741

Palladium interests

Stillwater 2	$198,956	$7,488	$206,444	$201,404	$7,488	$208,892

Platreef	-	78,814	78,814	-	78,814	78,814

	$198,956	$86,302	$285,258	$201,404	$86,302	$287,706

Platinum interests

Marathon	$-	$9,451	$9,451	$-	$9,451	$9,451

Platreef	-	57,584	57,584	-	57,584	57,584

	$-	$67,035	$67,035	$-	$67,035	$67,035

Cobalt interests

Voisey’s Bay	$194,878	$11,855	$206,733	$204,022	$11,855	$215,877

	$6,852,710	$4,878,496	$11,731,206	$4,514,220	$2,882,929	$7,397,149

1)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
2)	Comprised of the Stillwater and East Boulder gold and palladium interests.
3)	Comprised of the Copper World Complex, Marmato, Santo Domingo, Fenix, Marathon, Goose, El Domo, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.
4)	Comprised of the Zinkgruvan, Neves-Corvo, Aljustrel, Loma de La Plata, El Alto, Copper World Complex, Marmato, Cozamin, El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [14]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Significant acquisitions, amendments and disposals of mineral stream interests (if any) in the six months ended June 30, 2026 are outlined below. The percentage of payable production and other key PMPA terms for all mineral stream interests are described in Note 24.
Antamina
On February 16, 2026, the Company entered into a PMPA with BHP Group Limited (“BHP”) (the “BHP Antamina PMPA”) for their 33.75% portion of the silver produced at the Antamina Mine located in Peru. Effective April 1, 2026, Wheaton will receive a combined 67.5% of all the silver produced from Antamina, up from the 33.75%
being
 delivered under the
pre-
existing Glencore silver stream.
Under the terms of the BHP Antamina PMPA, the Company paid BHP total upfront cash consideration of $4.3 billion on April 1, 2026, being the date of closing.
Jervois
On April 1, 2026, the Company entered into a PMPA with KGL (the “Jervois PMPA”) for a portion of the gold and silver produced at the Jervois Project located in Australia. In return, the Company also obtained a right of first refusal on any future precious metal streams, royalties, prepays or similar transactions with respect to the Jervois project. Under the terms of the Jervois PMPA, the Company will pay KGL total upfront cash consideration of $275 million, subject to certain customary conditions. The upfront cash consideration will be paid in a total of six installments, with the first installment of $16 million being made as an early deposit payment on June 16, 2026. The second installment of $16 million is also expected to be made as an early deposit payment, once certain conditions are satisfied, and is expected to be paid in
Q3-2026.
The remaining balance of $243 million will be paid in four equal installments over the construction period as various conditions are satisfied.

13.	Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies (please see Note 24 for more information). Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.
The following table summarizes the early deposit mineral stream interests owned by the Company as of June 30, 2026 and December 31, 2025:

						Attributable Production to be Purchased

Early Deposit Mineral Stream Interests	Mine Owner	Location of Mine	Upfront Consideration Paid to Date 1	Upfront Consideration to be Paid 1, 2	Total Upfront Consideration¹	Gold	Silver	Term of Agreement

Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine

Cotabambas	Panoro	Peru	14,000	126,000	140,000	25% ³	100% ³	Life of Mine

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine

			$46,352	$322,000	$368,352

1)	Expressed in thousands of United States dollars; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to Note 24 for details of when the remaining upfront consideration to be paid becomes due.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [15]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

14.	Mineral Royalty Interests
The following table summarizes mineral royalty interests owned by the Company as of June 30, 2026:

Royalty Interests	Mine Owner	Location of Mine	Royalty 1	Upfront Consideration Paid to Date 2	Upfront Consideration to be Paid 2	Total Upfront Consideration 2	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	$-	$3,000	Life of Mine	07-Aug-2014

Brewery Creek 3	Victoria Gold	Canada	2.0% NSR	3,529	-	3,529	Life of Mine	04-Jan-2021

Black Pine 4	Liberty Gold	USA	0.5% NSR	3,600	-	3,600	Life of Mine	10-Sep-2023

Mt Todd 5	Vista	Australia	1.0% GR	20,000	-	20,000	Life of Mine	13-Dec-2023

DeLamar 6	Integra	USA	1.5% NSR	9,750	-	9,750	Life of Mine	20-Feb-2024

Spanish Mountain	Spanish Mountain	Canada	1.5% NSR	22,500	32,500	55,000	Life of Mine	20-Apr-2026

Cipango 7	Cipango	Japan	1.5% NSR	4,500	3,000	7,500	Life of Mine	04-Jun-2026

				$66,879	$35,500	$102,379

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)
The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek royalty
agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp
.
into receivership following the failure of the heap leach pad at its Eagle Mine in June 2024.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)
The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.
7)	Comprised of the Hoshino, Onuki, Hasami, Bosawa, Miyata, Kato and Tashiro properties.
The following table summarizes mineral royalty interests owned by the Company as of December 31, 2025

Royalty Interests	Mine Owner	Location of Mine	Royalty 1	Total Upfront Consideration 2	Term of Agreement	Date of Original Contract

Metates	Chesapeake	Mexico	0.5% NSR	$3,000	Life of Mine	07-Aug-2014

Brewery Creek 3	Victoria Gold	Canada	2.0% NSR	3,529	Life of Mine	04-Jan-2021

Black Pine 4	Liberty Gold	USA	0.5% NSR	3,600	Life of Mine	10-Sep-2023

Mt Todd 5	Vista	Australia	1.0% GR	20,000	Life of Mine	13-Dec-2023

DeLamar 6	Integra	USA	1.5% NSR	9,750	Life of Mine	20-Feb-2024

				$39,879

1)	Abbreviation as follows: NSR = Net Smelter Return Royalty; and GR = Gross Royalty.
2)	Expressed in thousands; excludes closing costs.
3)
The Company paid $3 million for an existing 2.0% net smelter return royalty interests on the first 600,000 ounces of gold mined and a 2.75% net smelter returns royalty interest thereafter. The Brewery Creek royalty agreement provides, among other things, that Golden Predator Mining Corp., (subsidiary of Victoria Gold) may reduce the 2.75% net smelter royalty interest to 2.125% on payment of the sum of Cdn$2 million to the Company. On August 14, 2024, the Ontario Superior Court of Justice placed Victoria Gold Corp
.
into receivership following the failure of the heap leach pad at its Eagle Mine in June, 2024.

4)	Liberty Gold has been granted an option to repurchase 50% of the NSR for $4 million at any point in time up to the earlier of commercial production at Black Pine or January 1, 2030.
5)
The Mt Todd royalty is at a rate of 1% of gross revenue with such rate being subject to increase to a maximum rate of 2%, depending on the timing associated with the achievement of certain operational milestones.

6)	Under the DeLamar royalty, if completion is not achieved by January 1, 2029, the DeLamar royalty will increase annually by 0.15% of net smelter returns to a maximum of 2.7% of net smelter returns.

15.	Long-Term Equity Investments

(in thousands)	June 30 2026	December 31 2025

Common shares held	$144,789	$407,230

Warrants held	2,830	3,265

Total long-term equity investments	$147,619	$410,495

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [16]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Common Shares Held

	Three Months Ended June 30, 2026

(in thousands)	Fair Value at Mar 31, 2026	Additions	Disposals	Fair Value Adjustment Losses 1	Fair Value at Jun 30, 2026	Realized Gain (Loss) on Disposal

Held at end of period

Streaming or royalty partners	$114,737	$-	$-	$(11,511)	$103,226	$-

Strategic investments	47,142	-	-	(5,579)	41,563	-

Total	$161,879	$-	$-	$(17,090)	$144,789	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Three Months Ended June 30, 2025

(in thousands)	Fair Value at Mar 31, 2025	Additions	Disposals	Fair Value Adjustment Gains 1	Fair Value at Jun 30, 2025	Realized Gain on Disposal

Held at end of period

Streaming or royalty partners	$121,799	$-	$-	$39,595	$161,394	$-

Strategic investments	5,669	-	-	925	6,594	-

Total	$127,468	$-	$-	$40,520	$167,988	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

	Six Months Ended June 30, 2026

(in thousands)	Fair Value at Dec 31, 2025	Additions	Disposals 2	Fair Value Adjustment (Losses) Gains 1	Fair Value at Jun 30, 2026	Realized Gain (Loss) on Disposal

Held at end of period

Streaming or royalty partners	$109,211	$-	$-	$(5,985)	$103,226	$-
Strategic investments	17,294	14,608	-	9,661	41,563	-

Derecognized during period

Streaming or royalty partners	273,417	-	(313,106)	39,689	-	204,846

Strategic investments	7,308	-	(10,315)	3,008	-	(53,327)

Total	$407,230	$14,608	$(323,421)	$46,373	$144,789	$151,519

1)	Fair Value Gains (Losses) are reflected as a component of OCI.
2)	The disposals during the quarter were made to partially fund the BHP Antamina PMPA (Note 12).

	Six Months Ended June 30, 2025

(in thousands)	Fair Value at Dec 31, 2024	Additions	Disposals	Fair Value Adjustment Gains (Losses) 1	Fair Value at Jun 30, 2025	Realized (Loss) Gain on Disposal

Held at end of period

Streaming or royalty partners	$93,915	$-	$-	$67,479	$161,394	$-

Strategic investments	4,275	3,117	-	(798)	6,594	-

Total	$98,190	$3,117	$-	$66,681	$167,988	$-

1)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [17]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

The Company’s long-term investments in common shares (“LTIs”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.
By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

16.	Credit Facilities

	June 30, 2026			December 31, 2025
(in thousands)	Revolving Facility	Term Loan	Total	Revolving Facility	Total

Current portion	$-	$-	$-	$-	$-

Long-term portion	472,000	1,500,000	1,972,000	-	-
Gross bank debt outstanding	$472,000	$1,500,000	$1,972,000	$-	$-

Less: unamortized debt issue costs¹	-	(2,718)	(2,718)	-	-

Net bank debt outstanding	$472,000	$1,497,282	$1,969,282	$-	$-

1)  In addition to the $2.7 million unamortized debt issue costs associated with the Term Loan, there is $6.0 million (December 31, 2025 - $4.7 million) unamortized debt issue costs associated with the Revolving
Credit
Facility which have been recorded as a long-term asset under the classification Other (see Note 23).

16.1.	Sustainability-Linked Revolving Credit Facility
On June 30, 2026, the Company expanded its unsecured revolving credit facility (the “Revolving
Credit
Facility”) by $500 million to $2.5 billion, in addition to extending the maturity date by an additional year to June 30, 2031. Additionally, the Company has a $500 million accordion feature. The Revolving Credit Facility includes sustainability-linked features and a financial covenant requiring a capitalization ratio
≤
0.60:1, with which the Company was in compliance as at June 30, 2026 and 2025. Interest on drawn amounts is based on the Company’s leverage ratio at SOFR +

1.10
% to
2.15
%. The standby fee was
0.1966
% (2025 –
0.1966
%).
The Revolving Credit Facility, which is classified as a financial liability and reported at amortized cost using the effective interest method, can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

16.2.	Term Loan
On April 1, 2026, the Company entered into a new unsecured $1.5 billion non-revolving
term loan credit facility
(the “Term Loan”)
, which
carries a
two-year
maturity
and otherwise aligns with the terms of the Company’s existing Revolving Credit Facility. The Term Loan may be repaid at any time without penalty.

16.3.	Lease Liabilities
The lease liability on the Company’s offices located in Vancouver, Canada and the Cayman Islands is as follows:

(in thousands)	June 30 2026	December 31 2025

Current portion	$586	$575

Long-term portion	6,882	7,330

Total lease liabilities	$7,468	$7,905
The maturity analysis, on an undiscounted basis, of these leases is as follows:

(in thousands)	June 30 2026

Not later than 1 year	$983

Later than 1 year and not later than 5 years	4,152

Later than 5 years	4,287

Total lease liabilities	$9,422

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [18]

Notes to the Condensed Interim Consolidated F
in
ancial
St
ateme
nts
Three and Six Months Ended June 30, 2026 (US Dollars)

16.4.	Finance Costs
A summary of the Company’s finance costs associated with the above facilities during the period is as follows:

		Three Months Ended June 30		Six Months Ended June 30

(in thousands)	Note	2026	2025	2026	2025

Interest Expense During Period
Average principal outstanding during period		$2,380,000	$-	$1,190,000	$-
Average effective interest rate during period	16	5.09%	n.a.	5.09%	n.a.
Total interest expense incurred during period		$30,309	$-	$30,309	$-
Costs related to undrawn credit facilities	16	$687	$1,317	$1,991	$2,667
Interest expense - lease liabilities	16. 3	101	110	202	201

Total finance costs		$31,097	$1,427	$32,502	$2,868

17.	Issued Capital

(in thousands)	Note	June 30 2026	December 31 2025

Issued capital

Share capital issued and outstanding: 454,159,968 common shares (December 31, 2025: 454,033,830 common shares)	17.1	$3,825,005	$3,814,910

17.1.	Shares Issued
The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at June 30, 2026 and 2025, the Company had no preference shares outstanding.

17.2.	Dividends Declared

	Three Months Ended June 30		Six Months Ended June 30

(in thousands, except per share amounts)	2026	2025	2026	2025

Dividends declared per share	$0.195	$0.165	$0.390	$0.330

Average number of shares eligible for dividend	454,133	453,933	454,116	453,878

Total dividends declared	$88,556	$74,899	$177,105	$149,780

1)	The Company has implemented a DRIP whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [19]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

18.	Reserves

(in thousands)	Note	June 30 2026	December 31 2025

Reserves
Share purchase options	18.1	$25,453	$24,381
Restricted share units	18.2	7,511	7,929
Long-term investment revaluation reserve, net of tax	18.3	53,570	144,601

Total reserves		$86,534	$176,911

18.1.	Share Purchase Options
The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted with a term to expiry of seven years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of three years.
Each share purchase option converts into one common share of Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out
periods.
The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility. Historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing
36-month
historic average share price volatility. The weighted average fair value of share purchase options granted and pri nc
ipal assumptions used in applying the Black-Scholes option pricing model are as follows:

	Six Months Ended June 30

	2026	2025

Black-Scholes weighted average assumptions

Grant date share price and exercise price	Cdn$190.62	Cdn$108.56

Expected dividend yield	0.65%	0.92%

Expected volatility	30%	30%

Risk-free interest rate	3.05%	2.89%

Expected option life, in years	3.0	3.0

Weighted average fair value per option granted	Cdn$43.34	Cdn$23.90

Number of options issued during the period	95,290	178,020

Total fair value of options issued (000’s)	$3,020	$2,974

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [20]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

The following table summarizes information about the options outstanding and exercisable at June 30, 2026:

Exercise Price (Cdn$)	Exercisable Options	Non-Exercisable Options	Total Options Outstanding	Weighted Average Remaining Contractual Life

$49.86	157,570	-	157,570	1.7 years

$56.77¹	6,214	-	6,214	1.7 years

$66.73¹	15,650	-	15,650	2.7 years

$60.00	163,703	-	163,703	2.7 years

$61.49¹	27,107	-	27,107	3.7 years

$59.41	204,627	-	204,627	3.7 years

$62.74¹	33,182	21,513	54,695	4.7 years

$59.79	128,091	69,748	197,839	4.7 years

$108.56	45,453	92,010	137,463	5.7 years

$107.84¹	10,536	25,156	35,692	5.7 years

$190.62	-	73,090	73,090	6.7 years

$198.07¹	-	22,200	22,200	6.7 years

	792,133	303,717	1,095,850	4.1 years

1)	US$ share purchase options converted to Cdn$ using the exchange rate of 1.4210, being the Cdn$/US$ exchange rate at June 30, 2026.

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2025 to June 30, 2026 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price

At January 1, 2025	1,070,974	Cdn$58.14

Granted (fair value - $3 million or Cdn$23.90 per option)	178,020	108.56

Exercised	(62,041)	55.90

Forfeited	(24,410)	59.76

At March 31, 2025	1,162,543	Cdn$65.95

Exercised	(50,229)	54.62

At June 30, 2025	1,112,314	Cdn$65.86

Exercised	(66,219)	58.53

Expired	(2,186)	49.86

Forfeited	(8,593)	97.83

At December 31, 2025	1,035,316	Cdn$66.40

Granted (fair value - $3 million or Cdn$43.34 per option)	95,290	190.62

Exercised	(17,064)	59.65

At March 31, 2026	1,113,542	Cdn$77.37

Exercised	(17,046)	65.22

Forfeited	(646)	85.91

At June 30, 2026	1,095,850	Cdn$77.80
As it relates to share purchase options, during the three months ended June 30, 2026, the weighted average share price at the time of exercise was Cdn$189.28 per share (six months—Cdn$182.16 per share), as compared to Cdn$116.13 per share (six months - Cdn$112.17 per share) during the comparable period in 2025.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [21]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

18.2.	Restricted Share Units (“RSUs”)
The Company has established an RSU plan whereby RSUs will be issued to eligible employees or directors as determined by the Company’s Board of Directors or the Company’s Compensation Committee. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of three years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.
RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification Share Based Compensation.
A continuity schedule of the Company’s restricted share units outstanding from January 1, 2025 to June 30, 2026 is presented below:

	Number of RSUs Outstanding	Weighted Average Intrinsic Value at Date Granted

At January 1, 2025	336,929	$34.64

Granted (fair value - $4 million)	52,960	75.92

Released	(69,129)	44.78

Forfeited	(5,384)	43.86

At March 31, 2025	315,376	$39.19

Released	(72,396)	22.89

At June 30, 2025	242,980	$44.04

Forfeited	(1,100)	55.85

At December 31, 2025	241,880	$43.99

Granted (fair value - $4 million)	30,480	139.35

Released	(46,442)	50.81

At March 31, 2026	225,918	$55.45

Released	(370)	50.26

Forfeited	(141)	60.81

At June 30, 2026	225,407	$55.46

18.3.	Long-Term Investment Revaluation Reserve
The Company’s long-term investments in common shares (Note 15) are held for long-term strategic purposes and not for trading purposes. The Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.
Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains that will offset the loss.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [22]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2025 to June 30, 2026 is presented below:

(in thousands)	Change in Fair Value	Deferred Tax Recovery (Expense)	Total

At January 1, 2025	$(95,675)	$(48)	$(95,723)

Unrealized gain (loss) on LTIs 1	26,161	(2,351)	23,810

At March 31, 2025	$(69,514)	$(2,399)	$(71,913)

Unrealized gain (loss) on LTIs 1	40,520	(3,945)	36,575

At June 30, 2025	$(28,994)	$(6,344)	$(35,338)

Unrealized gain (loss) on LTIs 1	196,046	(16,107)	179,939

At December 31, 2025	$167,052	$(22,451)	$144,601

Unrealized gain (loss) on LTIs 1	63,463	(8,567)	54,896

Reallocate reserve to retained earnings upon disposal of LTIs 1	(151,519)	20,375	(131,144)

At March 31, 2026	$78,996	$(10,643)	$68,353

Unrealized gain (loss) on LTIs 1	(17,090)	2,307	(14,783)

At June 30, 2026	$61,906	$(8,336)	$53,570

1)	LTIs refers to long-term investments in common shares held.

19.	Share Based Compensation
The Company’s share based compensation consists of share purchase options (Note 18.1), restricted share units (Note 18.2) and performance share units (Note 19.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

19.1.	Performance Share Units (“PSUs”)
The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return (“TSR”) to those achieved by various peer companies and the price of gold and silver.
Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [23]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) and the Company’s PSU accrual from January 1, 2025 to June 30, 2026 is presented below:

(in thousands, except for number of PSUs outstanding)	Number of PSUs Outstanding	PSU accrual liability

At January 1, 2025	378,970	$25,084
Granted	78,390	-
Accrual related to the fair value of the PSUs outstanding	-	10,796
Foreign exchange adjustment	-	87
Paid	(118,240)	(17,209)
Forfeited	(890)	(40)
At March 31, 2025	338,230	$18,718
Accrual related to the fair value of the PSUs outstanding	-	8,153
Foreign exchange adjustment	-	838
At June 30, 2025	338,230	$27,709
Accrual related to the fair value of the PSUs outstanding	-	7,403
Foreign exchange adjustment	-	(10)
Forfeited	(3,560)	(283)
At December 31, 2025	334,670	$34,819
Granted	43,340	-
Accrual related to the fair value of the PSUs outstanding	-	8,472
Foreign exchange adjustment	-	(312)
Paid	(123,700)	(29,257)
Forfeited	(230)	(6)
At March 31, 2026	254,080	$13,716
Accrual related to the fair value of the PSUs outstanding	-	3,062
Foreign exchange adjustment	-	(205)

At June 30, 2026	254,080	$16,573
A summary of the PSUs outstanding at June 30, 2026 is as follows:

Year of Grant	Year of Maturity	Number Outstanding	Estimated Value Per PSU at Maturity	Anticipated Performance Factor at Maturity	Percent of Service Period Completed at Jun 30, 2026	PSU Liability at Jun 30, 2026
2024	2027	133,400	$118.40	123%	78%	$15,186
2025	2028	77,340	$99.97	23%	50%	908
2026	2029	43,340	$116.10	99%	10%	479

		254,080				$16,573

20.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)
Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options, with exercise prices that are lower than the average market price of the Company’s common shares for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [24]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2026	2025	2026	2025

Basic weighted average number of shares outstanding	454,133	453,889	454,089	453,791

Effect of dilutive securities

Share purchase options	632	497	651	456

Restricted share units	226	277	233	303

Diluted weighted average number of shares outstanding	454,991	454,663	454,973	454,550

The following table lists the number of share purchase options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$179.85 (six months - Cdn$185.20), compared to Cdn$116.72 (six months - Cdn$106.13) for the comparable period in 2025.
	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2026	2025	2026	2025

Share purchase options	95	-	95	139

21.	Supplemental Cash Flow Information
Change in
Non-Cash
Working Capital

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2026	2025	2026	2025

Change in non-cash working capital

Accounts receivable	$(8,442)	$(7,316)	$19,580	$(8,722)

Accounts payable and accrued liabilities	437	999	(8,622)	(5,600)

Other	(863)	(392)	(1,050)	(128)

Total change in non-cash working capital	$(8,868)	$(6,709)	$9,908	$(14,450)

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [25]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Cash and Cash Equivalents

(in thousands)	June 30 2026	December 31 2025
Cash and cash equivalents comprised of:

Cash	$100,192	$999,311

Cash equivalents	-	154,282

Total cash and cash equivalents	$100,192	$1,153,593
Cash equivalents include short-term deposits, treasury bills, bankers’ depository notes and bankers’ acceptances with terms to maturity at inception of less than three months.

22.	Income Taxes
A summary of the Company’s income tax expense (recovery) is as follows:
Income Tax Expense (Recovery) in Net Earnings

	Three Months Ended June 30		Six Months Ended June 30

(in thousands)	2026	2025	2026	2025
Current income tax expense (recovery)	$(3,273)	$28	$(11,581)	$72
Global minimum income tax expense	90,156	49,634	186,599	94,700

Total current income tax expense	$86,883	$49,662	$175,018	$94,772

Total deferred income tax expense (recovery)	14,913	(3,928)	35,858	(6,259)

Total income tax expense recognized in net earnings	$101,796	$45,734	$210,876	$88,513

Effective tax rate	16%	14%	16%	14%

23.	Other Long-Term Assets
The composition of other long-term assets is shown below:

(in thousands)	Note	June 30 2026	December 31 2025

Intangible assets		$929	$1,120

Debt issue costs - Revolving Credit Facility	16.1	6,024	4,702

Refundable deposit - 777 PMPA		10,564	10,163

Loans receivable		10,000	-
Other		536	542

Total other long-term assets		$28,053	$16,527
Refundable Deposit – 777 PMPA
On August 8, 2012, the Company entered into a PMPA with Hudbay in respect to the 777 mine. Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced. The undiscounted balance of the Refundable Deposit is $78 million.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [26]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

24.	Contractual Obligations and Commitments
Mineral Stream Interests
The following tables summarize the Company’s commitments to make per ounce or per pound cash payments for gold, silver, palladium, platinum and cobalt to which it has the contractual right pursuant to the PMPAs:
Per Ounce Cash Payment for Gold

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1		Term of Agreement		Date of Original Contract
Constancia	50%		$429	2	Life of Mine		8-Aug-12
Salobo	75%		$433		Life of Mine		28-Feb-13
Sudbury	70%		$400		20 years		28-Feb-13
San Dimas	variable	³	$650		Life of Mine		10-May-18
Stillwater	100%		18%	4	Life of Mine		16-Jul-18
Blackwater	8%	5	35%		Life of Mine		13-Dec-21
Platreef	62.5%	5	$100	5	Life of Mine	5	7-Dec-21	7
Other
Copper World	100%		$450		Life of Mine		10-Feb-10
Marmato	10.5%	5	18%	4	Life of Mine		5-Nov-20
Santo Domingo	100%	5	18%	4	Life of Mine		24-Mar-21
Fenix	22%	6	20%		Life of Mine		15-Nov-21
El Domo	50%	5	18%	4	Life of Mine		17-Jan-22
Marathon	100%	5	18%	4	Life of Mine		26-Jan-22
Goose	2.78%	5	18%	4	Life of Mine		8-Feb-22
Cangrejos	4.4%	5	18%	4	Life of Mine		16-May-23
Curraghinalt	3.05%	5	18%	4	Life of Mine		15-Nov-23
Kudz Ze Kayah	7.375%	5	20%		Life of Mine		22-Dec-21	7
Koné	19.5%	5	20%	8	Life of Mine		23-Oct-24
Kurmuk	6.7%	5	15%		Life of Mine		5-Dec-24
Spring Valley	8%	5	20%	4	Life of Mine		6-Nov-25
Hemlo	10.13%	5	20%		Life of Mine		26-Nov-25
Jervois	75%	5	20%		Life of Mine		1-Apr-26
Early Deposit
Toroparu	10%		$400		Life of Mine		11-Nov-13
Cotabambas	25%	5	$450		Life of Mine		21-Mar-16
Kutcho	100%		20%		Life of Mine		14-Dec-17

1)
The production payment is measured as either a fixed amount per ounce of gold delivered, or as a percentage of the spot price of gold on the date of delivery. Contracts where the payment is a fixed amount per ounce of gold delivered are subject to an annual inflationary increase, with the exception of Sudbury. Additionally, should the prevailing market price for gold be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
5)	Under certain PMPAs, the Company’s attributable gold percentage will be reduced once certain thresholds are achieved:
a.	Blackwater – reduced to 4% once the Company has received 464,000 ounces of gold.
b.
Platreef – reduced to 50% once the Company has received 218,750 ounces of gold, with a further reduction to 3.125% once the Company has received 428,300 ounces, at which point the per ounce cash payment increases to 80% of the spot price of gold. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate.

c.	Marmato – reduced to 5.25% once Wheaton has received 310,000 ounces of gold.
d.	Santo Domingo – reduced to 67% once the Company has received 285,000 ounces of gold.
e.	El Domo – reduced to 33% once the Company has received 145,000 ounces of gold.
f.	Marathon – reduced to 67% once the Company has received 150,000 ounces of gold.
g.	Goose – reduced to 1.44% once the Company has received 87,100 ounces of gold, with a further reduction to 1% once the Company has received 134,000 ounces.
h.	Cangrejos – reduced to 2.9% once the Company has received 469,000 ounces of gold.
i.	Curraghinalt – reduced to 1.5% once the Company has received 125,000 ounces of gold.
j.
Koné – reduced to 10.8% once the Company has received 400,000 ounces of gold, subject to adjustment if there are delays in deliveries relative to an agreed schedule, with a further reduction to 5.4% once the Company has received an additional 130,000 ounces of gold.

k.
Kurmuk – reduced to 4.8% once the Company has received 220,000 ounces of gold. During any period in which debt exceeding $150 million ranks ahead of the gold stream, the stream percentage increases to 7.15% and decreases to 5.25% once the drop down threshold is reached.

l.
Kudz Ze Kayah – reduced to 6.125% once the Company has received 330,000 ounces of gold, with a further reduction to 5.5% until the Company has received an additional 59,800 ounces of gold, with a further reduction to 5.5% until the Company has received an additional 270,200 ounces of gold, thereafter increased to 6.75%.

m.	Cotabambas – reduced to 16.67% once the Company has received 90 million silver equivalent ounces.
n.	Spring Valley – reduced to 6% once the Company has received 300,000 ounces of gold.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [27]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

o.
Hemlo – reduced to 6.75% once the Company has received 135,750 ounces of gold (the “First Dropdown Threshold”), with a further reduction to 4.5% once the Company has received an additional 117,998 ounces of gold (the “Second Dropdown Threshold”), at which point this rate will apply for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule, and commencing in 2033, if deliveries fall behind the agreed schedule by
10,000
ounces or more, the stream percentage will be increased by 5% until deliveries catch up with the agreed schedule. The payable gold will be reduced by half with respect to gold production from certain claims comprising the Interlake deposit.

p.
Jervois – reduced to 37.5% once the Company has received 45,000 ounces of gold (the “First Dropdown Threshold”), with a further reduction to 25% once the Company has received an additional 15,000 ounces of gold (the “Second Dropdown Threshold”), at which point this rate will apply for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule.

6)
On October 21, 2024, the Company amended the Fenix PMPA. Under the original agreement, the Company was to acquire an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of a further 140,000 ounces and 3.5% gold production thereafter for the life of mine. Under the revised agreement, the Company is entitled to purchase an additional 16% of payable gold production (22% in total) (subject to adjustment if there are delays in deliveries relative to an agreed schedule). Once Rio2 delivers the incremental 95,000 ounces (as adjusted), the stream reverts to the percentages and thresholds under the original Fenix PMPA (as described). Rio2 has a one-time
option to terminate the requirement to deliver the incremental gold production from the end of 2027 until the end of 2029 by delivering 95,000 ounces (as adjusted) less previously delivered gold ounces, excluding those gold ounces which would have been delivered under the original Fenix PMPA.

7)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs .
8)	Until October 23, 2029, there is a price adjustment mechanism under the Koné PMPA
a.
if the spot price of gold is less than $2,100 per ounce, the Company will pay 20% of $2,100 less 25% of the difference between $2,100 and $1,800, less 30% of the difference between $1,800 and the spot price of gold; and

b.	if the spot price is greater than $2,700 per ounce, the Company will pay 25% of the difference between $3,000 and $2,700, plus 30% of the difference between the actual spot price of gold and $3,000.
Per Ounce Cash Payment for Silver

Mineral Stream Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1		Term of Agreement	Date of Original Contract
Peñasquito	25%		$4.62		Life of Mine	24-Jul-07
Constancia	100%		$6.32	²	Life of Mine	8-Aug-12
Antamina	67.5%	5	20%		Life of Mine	3-Nov-15
Blackwater	50%	5	18%	7	Life of Mine	13-Dec-21
Other
Los Filos	100%		$4.81		25 years	15-Oct-04
Zinkgruvan	100%		$4.81		Life of Mine	8-Dec-04
Stratoni	100%		$11.54		Life of Mine	23-Apr-07
Neves-Corvo	100%		$4.60		50 years	5-Jun-07
Aljustrel	100%	3	50%		50 years	5-Jun-07
El Alto	25%		$3.90		Life of Mine	8-Sep-09
Copper World	100%		$3.90		Life of Mine	10-Feb-10
Loma de La Plata	12.5%		$4.00		Life of Mine	n/a	4
Marmato	100%	5	18%	6	Life of Mine	5-Nov-20
Cozamin	50%	5	10%		Life of Mine	11-Dec-20
El Domo	75%		18%	6	Life of Mine	17-Jan-22
Mineral Park	100%		18%	6	Life of Mine	24-Oct-23
Kudz Ze Kayah	7.375%	5	20%		Life of Mine	22-Dec-21	7
Jervois	75%	5	20%		Life of Mine	1-Apr-26
Early Deposit
Toroparu	50%		$3.90		Life of Mine	11-Nov-13
Cotabambas	100%	5	$5.90		Life of Mine	21-Mar-16
Kutcho	100%		20%		Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of silver delivered, or as a percentage of the spot price of silver on the date of delivery. Contracts where the payment is a fixed amount per ounce of silver delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata. Additionally, should the prevailing market price for silver be lower than this fixed amount, the per ounce cash payment will be reduced to the prevailing market price, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver after the initial 40-year term.
3)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
4)	Terms of the agreement not yet finalized.
5)	Under certain PMPAs, the Company’s attributable silver percentage will be reduced once certain thresholds are achieved:
a.
Antamina – reduced to 45%, comprised of 22.5% once the Company has received 140 million ounces of silver under the Glencore Antamina PMPA and 22.5% once the Company has received 100 million ounces of silver under the BHP Antamina PMPA, respectively.

b.	Blackwater – reduced to 33% once the Company has received 17.8 million ounces of silver.
c.	Marmato – reduced to 50% once the Company has received 2.15 million ounces of silver.
d.	Cozamin – reduced to 33% once the Company has received 10 million ounces of silver.
e.	Cotabambas – reduced to 66.67% once the Company has received 90 million silver equivalent ounces.
f.
Kudz Ze Kayah – reduced to 6.125% once the Company has received 43.30 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 7.96 million ounces of silver, with a further reduction to 5.5% until the Company has received an additional 35.34 million ounces of silver, thereafter increased to 6.75%.

g.
Jervois – reduced to 37.5% once the Company has received 4.3 million ounces (“Moz”) of silver (the “First Dropdown Threshold”), with a further reduction to 25% once the Company has received an additional 1.7 Moz of silver (the “Second Dropdown Threshold”), at which point this rate will apply for the life of the mine. Each of the First Dropdown Threshold and the Second Dropdown Threshold will be subject to adjustment if there are delays in deliveries relative to an agreed schedule.

6)	To be increased to 22% once the total market value of all metals delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
7)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [28]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Per Ounce Cash Payment for Palladium and Platinum and Per Pound for Cobalt

Mineral Stream Interests	Attributable Payable Production to be Purchased	Per Unit of Measurement Cash Payment 1	Term of Agreement	Date of Original Contract

Palladium
Stillwater	4.5% ²	18% ³	Life of Mine	16-Jul-18
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	4

Platinum
Marathon	22% ²	18% ³	Life of Mine	26-Jan-22
Platreef	5.25% ²	30% ²	Life of Mine ²	7-Dec-21	4

Cobalt
Voisey’s Bay	42.4% ²	18% ³	Life of Mine	11-Jun-18

1)	The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery.
2)	Under certain PMPAs, the Company’s attributable metal percentage will be reduced once certain thresholds are achieved:
a.	Stillwater – reduced to 2.25% once the Company has received 375,000 ounces of palladium, with a further reduction to 1% once the Company has received 550,000 ounces.
b.
Platreef – reduced to 3% once the Company has received 350,000 ounces of combined palladium and platinum, with a further reduction to 0.1% once the Company has received a combined 485,115 ounces, at which point the per ounce cash payment increases to 80% of the spot price of palladium and platinum. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 0.1% residual palladium and platinum stream will terminate.

c.	Marathon – reduced to 15% once the Company has received 120,000 ounces of platinum.
d.	Voisey’s Bay – reduced to 21.2% once the Company has received 31 million pounds of cobalt.
3)	To be increased to 22% once the market value of all metals delivered to Wheaton, net of the per unit cash payment, exceeds the initial upfront cash deposit.
4)	On February 27, 2024, the Company closed the Orion Purchase Agreement to acquire the Platreef and Kudz Ze Kayah PMPAs.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [29]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Other Contractual Obligations and Commitments

	Projected Payment Dates 1

(in thousands)	2026	2027 - 2028	2029 - 2030	After 2030	Total

Bank debt 2	$-	$1,500,000	$-	$472,000	$1,972,000

Interest 3	49,411	161,628	34,191	-	245,230

Payments for mineral stream interests, early deposit mineral stream interest & royalties

Salobo	-	8,000	16,000	56,000	80,000

Copper World 4	-	231,151	-	-	231,151

Marmato	41,968	-	-	-	41,968

Santo Domingo	-	290,000	-	-	290,000

El Domo	43,875	87,750	-	-	131,625

Marathon	-	98,522	42,224	-	140,746

Cangrejos	-	-	168,840	-	168,840

Curraghinalt	-	-	-	55,000	55,000

Loma de La Plata	-	-	-	32,400	32,400

Spring Valley	210,000	360,000	-	-	570,000

Kudz Ze Kayah	-	15,000	-	-	15,000

Jervois	16,000	243,000	-	-	259,000

Cotabambas	-	-	-	126,000	126,000

Toroparu	-	-	-	138,000	138,000

Kutcho	-	-	-	58,000	58,000

Spanish Mountain	-	32,500	-	-	32,500

Cipango	-	3,000	-	-	3,000
Equity Investment Commitment(s)	23,115	-	-	-	23,115
Leases liabilities	516	2,010	2,099	4,797	9,422

Total contractual obligations	$384,885	$3,032,561	$263,354	$942,197	$4,622,997

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	At June 30, 2026, the Company had $472 million and $1.5 billion drawn and outstanding on the Revolving Credit Facility and the Term Loan, respectively.
3)
As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period combined with the assumption that the principal balance outstanding at June 30, 2026 does not change until the debt maturity date.

4)	Figure includes contingent transaction costs of $1 million.
Salobo
The Company will be required to make annual payments of $8 million over a
10-year
period, if the Salobo mine implements a high-grade mine plan. Payments will be made for each year in which the high-grade plan is achieved.
Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines.
Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash payments of $42 million, payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions.
Santo Domingo
The Company is committed to pay Capstone Copper Corp. (“Capstone”) total upfront cash payments of $290 million, which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [30]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

El Domo
Under the terms of the El Domo PMPA, the Company is committed to pay additional upfront cash payments of $131.6 million, which includes $0.25 million which will be paid to support certain local community development initiatives around the El Domo project. The payments will be payable in three staged installments during construction, subject to various customary conditions being satisfied.
Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay additional upfront cash payments of $141 million (Cdn$200 million), which is to be paid in four staged installments during construction of the Marathon project, subject to various customary conditions being satisfied.
Cangrejos
Under the terms of the Cangrejos PMPA, the Company is committed to pay additional upfront consideration of $169 million, which is to be paid in two staged equal installments during construction of the mine, subject to various customary conditions being satisfied.
Curraghinalt
Under the terms of the Curraghinalt PMPA, the Company is committed to pay additional upfront cash payments of $55 million to be paid to an affiliate of Dalradian Gold during construction of the Curraghinalt project.
Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of
$
32
 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.
Spring Valley
Under the terms of the Spring Valley PMPA, the Company is committed to pay Waterton Gold Corp. (“Waterton Gold”) additional upfront cash payments of $570 million in installments as various conditions are satisfied. The Company has also provided a cost overrun facility (the “Spring Valley Facility”) of up to $150 million, accessible during an availability period commencing once the full upfront consideration has been paid under the Spring Valley PMPA. The Spring Valley Facility has a maturity date of three years following the first drawdown under the Spring Valley Facility.
Mineral Park
The Company has entered into a loan agreement to provide a secured debt facility of up to $25 million to Origin Mining Company, LLC, the Mineral Park owner and affiliate of Waterton Copper, to help support the mine construction, if necessary, once the full upfront consideration under the stream has been paid. On April 2, 2026, $10 million was advanced under this facility, with a further $15 million being advanced on July
23
, 2026.
Kudz Ze Kayah
Under the terms of the amended KZK PMPA, an additional $15 million contingency payment is due to BM
C
if the KZK project achieves certain permitting milestones.
Jervois
Under the terms of the Jervois PMPA, the Company is committed to pay additional upfront cash payments of $259 million. Of this amount, $16 million is to be paid once certain conditions are satisfied, with the payment expected to be made in
Q3-2026,
while the remaining balance of $243 million will be paid in four equal installments over the construction period as various conditions are satisfied.
Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro Minerals Ltd. additional upfront cash payments of
$126 million. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Cotabambas Feasibility Documentation”), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [31]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation. Prior to the delivery of this feasibility documentation, Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.
Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho additional upfront cash payments of $58 million, which will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.
Spanish Mountain Royalty
Under the terms of the Spanish Mountain Royalty, the Company is committed to pay Spanish Mountain Gold Limited an additional $32.5 million, comprised of
 a

$12.5 million payment due after 60,000 meters of drilling and a $20 million payment due upon receiving approval under the Environmental Assessment Act (British Columbia) for the construction and operation of the project.
Cipango Royalty
Under the terms of the Cipango Royalty, the Company is committed to pay Cipango Limited an additional payment of $3 million due upon completion of a geochemical survey with respect to any project.
Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.
It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.
General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [32]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

25.	Segmented Information
Operating Segments
The Company’s reportable operating segments, which are the components of the Company’s business where discrete financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer (“CEO”), who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [33]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Three Months Ended June 30, 2026
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$312,112	$30,366	$28,333	$253,413	$278,505	$2,568,665

Sudbury 1	19,891	1,788	6,255	11,848	18,041	206,067

Constancia	13,313	1,283	1,012	11,018	12,030	47,588

San Dimas	26,642	3,878	2,562	20,202	22,764	119,371

Stillwater	5,676	1,062	727	3,887	4,614	202,680

Blackwater	27,785	9,302	3,786	14,697	20,862	324,284

Platreef	-	-	-	-	-	275,702

Other 2	22,366	4,531	5,694	12,141	17,835	1,662,005

Total gold interests	$427,785	$52,210	$48,369	$327,206	$374,651	$5,406,362

Silver

Peñasquito	$198,793	$12,582	$13,860	$172,351	$186,211	$185,656

Antamina	150,549	28,510	44,716	77,323	122,039	4,708,329

Constancia	33,055	2,862	2,910	27,283	30,193	144,161

Blackwater	9,189	1,690	1,023	6,476	7,539	165,522

Other 3	87,172	16,769	4,245	66,158	64,443	562,150

Total silver interests	$478,758	$62,413	$66,754	$349,591	$410,425	$5,765,818

Palladium

Stillwater	$2,957	$547	$1,018	$1,392	$2,410	$206,444

Platreef	-	-	-	-	-	78,814

Total palladium interests	$2,957	$547	$1,018	$1,392	$2,410	$285,258

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	$19,701	$3,673	$6,361	$9,667	$12,940	$206,733

Total mineral stream interests	$929,201	$118,843	$122,502	$687,856	$800,426	$11,731,206

Other

General and administrative				$(11,327)	$(10,489)

Share based compensation				(4,806)	-

Donations and community investments				(4,665)	(3,899)

Finance costs				(31,097)	(30,780)

Other				9,071	3,522

Income tax				(101,796)	(109,262)

Total other				$(144,620)	$(150,908)	$429,980

Consolidated				$543,236	$649,518	$12,161,186

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests as well as the non-operating Victor gold interest.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin , El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [34]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Three Months Ended June 30, 2025
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$252,997	$32,734	$30,720	$189,543	$220,263	$2,677,073

Sudbury 1	9,597	1,140	3,778	4,679	8,457	230,307

Constancia	22,629	2,899	2,203	17,527	19,730	58,963

San Dimas	23,982	4,632	2,097	17,253	19,350	131,787

Stillwater	4,594	818	583	3,193	3,776	206,058

Blackwater	11,084	3,857	2,031	5,196	7,227	338,133

Platreef	-	-	-	-	-	275,702

Other 2	3,471	1,446	391	1,634	3,034	592,372

Total gold interests	$328,354	$47,526	$41,803	$239,025	$281,837	$4,510,395

Silver

Peñasquito	$71,467	$9,632	$10,261	$51,574	$61,835	$224,608

Antamina	36,303	7,355	9,077	19,871	28,948	474,215

Constancia	21,138	3,911	3,814	13,413	17,227	157,109

Blackwater	5,239	935	1,381	2,923	4,519	169,566

Other 3	31,592	4,101	4,321	23,170	22,961	551,926

Total silver interests	$165,739	$25,934	$28,854	$110,951	$135,490	$1,577,424

Palladium

Stillwater	$2,564	$450	$1,105	$1,009	$2,114	$211,019

Platreef	-	-	-	-	-	78,814

Total palladium interests	$2,564	$450	$1,105	$1,009	$2,114	$289,833

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	$6,561	$1,259	$3,240	$2,062	$2,907	$225,020

Total mineral stream interests	$503,218	$75,169	$75,002	$353,047	$422,348	$6,669,707

Other

General and administrative				$(11,022)	$(10,498)

Share based compensation				(9,962)	-

Donations and community investments				(2,368)	(2,096)

Finance costs				(1,427)	(2,025)

Other				9,736	8,179

Income tax				(45,734)	(949)

Total other				$(60,777)	$(7,389)	$1,312,678

Consolidated				$292,270	$414,959	$7,982,385

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [35]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Six Months Ended June 30, 2026
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$596,292	$55,780	$52,045	$488,467	$540,512	$2,568,665

Sudbury 1	41,424	3,553	12,427	25,444	37,893	206,067

Constancia	66,038	5,951	4,696	55,391	60,087	47,588

San Dimas	63,790	8,812	5,847	49,131	54,978	119,371

Stillwater	12,428	2,277	1,522	8,629	10,151	202,680

Blackwater	51,769	17,726	6,764	27,279	34,607	324,284

Platreef	-	-	-	-	-	275,702

Other 2	57,082	12,501	14,319	30,262	46,095	1,662,005

Total gold interests	$888,823	$106,600	$97,620	$684,603	$784,323	$5,406,362

Silver

Peñasquito	$320,748	$19,254	$21,210	$280,284	$301,494	$185,656

Antamina	277,563	55,340	51,322	170,901	222,223	4,708,329

Constancia	89,999	7,124	7,242	75,633	82,875	144,161

Blackwater	19,435	3,452	1,980	14,003	15,894	165,522

Other 3	197,783	45,581	8,388	143,814	172,291	562,150

Total silver interests	$905,528	$130,751	$90,142	$684,635	$794,777	$5,765,818

Palladium

Stillwater	$7,866	$1,448	$2,448	$3,970	$6,418	$206,444

Platreef	-	-	-	-	-	78,814

Total palladium interests	$7,866	$1,448	$2,448	$3,970	$6,418	$285,258

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	$28,453	$5,287	$9,144	$14,022	$19,437	$206,733

Total mineral stream interests	$1,830,670	$244,086	$199,354	$1,387,230	$1,604,955	$11,731,206

Other

General and administrative				$(24,299)	$(30,944)

Share based compensation				(14,918)	(29,257)

Donations and community investments				(6,162)	(5,306)

Finance costs				(32,502)	(31,852)

Other				26,807	17,188

Income tax				(210,876)	(109,444)

Total other				$(261,950)	$(189,615)	$429,980

Consolidated				$1,125,280	$1,415,340	$12,161,186

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton, Stobie and Totten gold interests as well as the non-operating Victor gold interest.
2)
Where a gold interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the Copper World, Marmato, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné, Kurmuk, Spring Valley, Hemlo and Jervois gold interests.

3)
Where a silver interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, El Alto, Copper World, Navidad, Marmato, Cozamin , El Domo, Mineral Park, Kudz Ze Kayah and Jervois silver interests.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [36]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Six Months Ended June 30, 2025
(in thousands)	Sales	Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	$493,802	$68,676	$62,412	$362,714	$425,126	$2,677,073

Sudbury 1	25,714	3,393	11,244	11,077	22,307	230,307

Constancia	50,752	7,054	5,363	38,335	43,698	58,963

San Dimas	49,733	10,341	4,694	34,698	39,392	131,787

Stillwater	10,188	1,786	1,402	7,000	8,402	206,058

Blackwater	11,398	3,969	2,098	5,331	7,429	338,133

Platreef	-	-	-	-	-	275,702

Other 2	6,462	2,682	779	3,001	5,653	592,372

Total gold interests	$648,049	$97,901	$87,992	$462,156	$552,007	$4,510,395

Silver

Peñasquito	$134,738	$18,641	$19,857	$96,240	$116,097	$224,608

Antamina	64,614	13,018	16,556	35,040	51,596	474,215

Constancia	44,514	8,481	8,269	27,764	36,034	157,109

Blackwater	5,239	935	1,381	2,923	4,519	169,566

Other 3	61,572	8,047	9,811	43,714	46,030	551,926

Total silver interests	$310,677	$49,122	$55,874	$205,681	$254,276	$1,577,424

Palladium

Stillwater	$4,936	$873	$2,160	$1,903	$4,063	$211,019

Platreef	-	-	-	-	-	78,814

Total palladium interests	$4,936	$873	$2,160	$1,903	$4,063	$289,833

Platinum

Marathon	$-	$-	$-	$-	$-	$9,451

Platreef	-	-	-	-	-	57,584

Total platinum interests	$-	$-	$-	$-	$-	$67,035

Cobalt

Voisey’s Bay	$9,967	$1,909	$5,669	$2,389	$6,869	$225,020

Total mineral stream interests	$973,629	$149,805	$151,695	$672,129	$817,215	$6,669,707

Other

General and administrative				$(24,547)	$(29,875)

Share based compensation				(22,143)	(17,209)

Donations and community investments				(5,060)	(4,975)

Finance costs				(2,868)	(3,186)

Other				17,256	16,964

Income tax				(88,513)	(3,182)

Total other				$(125,875)	$(41,463)	$1,312,678

Consolidated				$546,254	$775,752	$7,982,385

1)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
2)
Where a gold interest represents less than
10
% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the gold interest has been summarized under Other gold interests. Other gold interests comprised of the Marmato, Copper World, Santo Domingo, Fenix, El Domo, Marathon, Goose, Cangrejos, Curraghinalt, Kudz Ze Kayah, Koné and Kurmuk gold interests.

3)
Where a silver interest represents less than
10
% of the Company’s sales, gross margin or aggregate asset book value and is not evaluated on a regular basis by the Company’s CEO for the purpose of assessing performance, the silver interest has been summarized under Other silver interests. Other silver interests comprised of the Los Filos, Zinkgruvan, Neves-Corvo, Marmato, Cozamin, Stratoni, Aljustrel, El Alto, Copper World, Navidad, El Domo, Mineral Park and Kudz Ze Kayah silver interests.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [37]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

Geographical Areas
The Company’s geographical information, which is based on the location of the mining operations to which the mineral stream interests relate, are summarized in the tables below:

	Sales				Carrying Amount at June 30, 2026

(in thousands)	Three Months Ended Jun 30, 2026		Six Months Ended Jun 30, 2026		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$90,542	10%	$183,449	10%	$938,208	$192,197	$-	$9,451	$206,733	$1,346,589	12%

United States	14,835	2%	28,921	2%	302,888	116,216	206,444	-	-	625,548	6%

Mexico	236,305	25%	408,533	22%	119,369	271,835	-	-	-	391,204	3%

Europe

Portugal	40,985	4%	105,406	6%	-	14,728	-	-	-	14,728	0%

Sweden	33,015	4%	64,305	4%	-	22,341	-	-	-	22,341	0%

United Kingdom	-	0%	-	0%	20,379	-	-	-	-	20,379	0%

South America

Argentina/Chile 1	-	0%	-	0%	-	253,514	-	-	-	253,514	2%

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889	0%

Chile	-	0%	1,523	0%	144,536	-	-	-	-	144,536	1%

Brazil	312,112	34%	596,293	32%	2,568,666	-	-	-	-	2,568,666	22%

Peru	196,917	21%	433,600	24%	47,589	4,852,483	-	-	-	4,900,072	42%

Ecuador	-	0%	-	0%	65,420	11,762	-	-	-	77,182	1%

Colombia	4,490	0%	8,640	0%	115,372	9,417	-	-	-	124,789	1%

Africa

Côte d’Ivoire	-	0%	-	0%	626,470	-	-	-	-	626,470	5%

Ethiopia	-	0%	-	0%	175,592	-	-	-	-	175,592	1%

South Africa	-	0%	-	0%	275,702	-	78,814	57,584	-	412,100	4%

Asia Pacific

Australia	-	0%	-	0%	6,171	10,436	-	-	-	16,607	0%

Consolidated	$929,201	100%	$1,830,670	100%	$5,406,362	$5,765,818	$285,258	$67,035	$206,733	$11,731,206	100%

1)	Includes the El Alto project, which straddles the border of Argentina and Chile.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [38]

Notes to the Condensed Interim Consolidated Financial Statements
Three and Six Months Ended June 30, 2026 (US Dollars)

	Sales				Carrying Amount at December 31, 2025

(in thousands)	Three Months Ended Jun 30, 2025		Six Months Ended Jun 30, 2025		Gold Interests	Silver Interests	Palladium Interests	Platinum Interests	Cobalt Interests	Total

North America

Canada	$32,481	6%	$52,319	5%	$669,263	$194,177	$-	$9,451	$215,877	$1,088,768	16%

United States	7,158	1%	15,124	2%	204,204	116,510	208,892	—	-	529,606	8%

Mexico	100,940	20%	197,032	20%	125,215	299,441	-	-	-	424,656	6%

Europe

Portugal	7,627	2%	15,060	2%	-	15,373	-	-	-	15,373	0%

Sweden	18,163	4%	33,368	3%	-	23,136	-	-	-	23,136	0%

UK	-	0%	-	0%	20,376	-	-	-	-	20,376	0%

South America

Argentina/Chile 1	-	0%	-	0%	-	253,514	-	-	-	253,514	3%

Argentina	-	0%	-	0%	-	10,889	-	-	-	10,889	0%

Chile	1,011	0%	1,886	0%	176,947	-	-	-	-	176,947	2%

Brazil	252,997	50%	493,802	51%	2,620,710	-	-	-	-	2,620,710	35%

Peru	80,071	16%	159,880	16%	52,285	610,481	-	-	-	662,766	9%

Ecuador	-	0%	-	0%	65,046	11,714	-	-	-	76,760	1%

Colombia	2,770	1%	5,158	1%	78,931	6,506	-	-	-	85,437	1%

Africa

Côte d’Ivoire	-	0%	-	0%	470,106	-	-	-	-	470,106	6%

Ethiopia	-	0%	-	0%	526,005	-	-	-	-	526,005	7%

South Africa	-	0%	-	0%	275,702	-	78,814	57,584	-	412,100	6%

Consolidated	$503,218	100%	$973,629	100%	$5,284,790	$1,541,741	$287,706	$67,035	$215,877	$7,397,149	100%

1)	Includes the El Alto project, which straddles the border of Argentina and Chile.

26.	Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend is fixed at $0.195 per common share for 2026. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.
On August 6, 2026, the Board of Directors declared a dividend in the amount of $0.195 per common share, with this dividend being payable to shareholders of record on August 20, 2026 and is expected to be distributed on or about September 3, 2026. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

WHEATON PRECIOUS METALS 2026 SECOND QUARTER REPORT - FINANCIAL STATEMENTS [39]

Corporate Information

DIRECTORS

George Brack, Lead Independent Director

Jaimie Donovan

Chantal Gosselin

Haytham Hodaly

Jeane Hull

Glenn Ives

Charles Jeannes

Marilyn Schonberner

Randy Smallwood, Chair

Srinivasan Venkatakrishnan

OFFICERS

Haytham Hodaly
President & Chief Executive Officer

Curt Bernardi
Executive Vice President,
Strategy & General Counsel

Vincent Lau
Senior Vice President & Chief Financial Officer

Patrick Drouin
President, Wheaton Precious Metals International
& Chief Sustainability Officer

TRANSFER AGENT

Odyssey Trust Company
1310 – 1140 West Pender Street
Vancouver, BC V6E 4G1

Toll free in Canada & USA
1 888 290 1175

Direct Dial
1 587 885 0960

AUDITORS

Deloitte LLP
Vancouver, Canada

INVESTOR CONTACT

Emma Murray
Vice President, Investor Relations

Telephone: 1 604 684 9648
Toll Free: 1 844 288 9878
Email: info@wheatonpm.com

CANADA – HEAD OFFICE

Wheaton Precious Metals Corp.
Suite 3500
1021 West Hastings Street
Vancouver, BC V6E 0C3
Canada

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue
Camana Bay
P.O. Box 1791 GT, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING:

Toronto Stock Exchange: WPM
New York Stock Exchange: WPM
London Stock Exchange: WPM

Wheaton Precious Metals is a trademark of
Wheaton Precious Metals Corp. in Canada,
the United States and certain other jurisdictions.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

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